FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of June 2008

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Company Number: 2294747

Companies Act 2006

Company Limited by Shares

Abbey National plc

(the “Company”)

Passed 20 June 2008

At the Annual General Meeting of the members of the Company, duly convened and held Abbey National House, 2 Triton Square, Regent’s Place, London, NW1 3AN on 20 June 2008 the following resolutions were passed as Ordinary and Special Resolutions:

Ordinary Resolution

1.

THAT the directors be authorised, unconditionally, as required by Section 80 of the Companies Act 1985 to use all the company’s authority to allot (set aside for the person they are intended for) relevant securities, up to a total nominal value (the original value of the share as shown in the current Memorandum of Association) of:

(a)	£675,000,000, this total is to be made up of not more than 675,000,000 preference shares;

(b)	US $10,080,000, this total is to be made up of not more than 1,008,000,000 dollar preference shares; and

(c)	€10,000,000, this total is to be made up of not more than 1,000,000,000 euro preference shares,

during the period beginning with the date of the passing of this resolution and ending on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authority ends, to allot any of the relevant securities, even though the allotment may be completed after this authority ends.

Special Resolutions

2.	THAT the Company be authorised without conditions, to buy back its own 8⅝% preference shares. The following terms apply:

(a)	The Company may buy back up to 125,000,000 8⅝% preference shares;

(b)	The lowest price which the Company can pay for 8⅝% preference shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and

(c)

The highest price (not including expenses) which the Company can pay for each 8⅝% preference share is 125% of the average of the market values of the preference shares for five business days before the purchase is made.

This authority shall begin on the date of the passing of this resolution and end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own 8?% preference shares even though the purchase maybe completed after this authorisation ends.

3.	THAT the Company be authorised, without conditions, to buy its own 10⅜% preference shares. The following terms apply:

(a)	The Company may buy up to 200,000,000 10 ⅜% preference shares;

(b)	The lowest price which the Company can pay for 10⅜% preference shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and

(c)

The highest price (not including expenses) which Abbey National plc can pay for each 10⅜% preference share is 125% of the average of the market values of the preference shares for five business days before the purchase is made.

This authority shall begin on the date of the passing of this resolution and end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own 10?% preference shares even though the purchase may be completed after this authorisation ends.

4.

THAT the Articles of Association produced to the meeting and initialled by the chairman of the meeting for the purpose of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association.

...........................................

Karen M. Fortunato

Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Dated: 24 June 2008	By / s / Scott Linsley
(Authorised Signatory)